02053244

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-40848

SEC MAIL PROCESSING RECEIVED SEP 30 2002 WASH. D.C. 164 SECTION

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 (MM/DD/YYYY) AND ENDING 06/30/2002 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

OFFICAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:
SIMMONS & COMPANY INTERNATIONAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Louisiana, Suite 5000
(No. and Street)

Houston	Texas	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Ms. Sherrie Reinhackel — (713) 236-9999
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

1201 Louisiana, Suite 2900	Houston	Texas	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
OCT 11 2002
THOMSON FINANCIAL

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Matthew R. Simmons, swear (or affirm) that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting schedules pertaining to the firm of Simmons & Company International, a Texas corporation, as of June 30, 2002, are true and correct. I further swear (or affirm) that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President
Title

Subscribed and sworn before me
this 25th of September A.D. 2002.

Anne Marie Carty

ANNE MARIE CARTY
Notary Public, State of Texas
My Commission Expires
June 12, 2004

My commission expires 6/12/04

This report contains (check all applicable items):

x	(a)	Facing page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Cash Flows
x	(e)	Statement of Changes in Stockholders' Investment
1	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
x	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-3
2	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
2	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
N/A	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
3	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
x	(l)	An Oath or Affirmation
N/A	(m)	A copy of the SIPC Supplement Report
N/A	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
x	(o)	Independent Auditors Report on Internal Accounting Control

(1) See Note 11 of Notes to Financial Statements.
(2) See Note 12 of Notes to Financial Statements.
(3) See Note 13 of Notes to Financial Statements.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Report of Independent Accountants

To the Board of Directors and Stockholders of
Simmons & Company International:

We have audited the accompanying consolidated statement of financial condition of Simmons & Company International (a Texas corporation) and its subsidiaries as of June 30, 2002, and the related consolidated statements of income, stockholders' investment and cash flows for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit. We did not audit the financial statements of Simmons & Company International Limited (SCIL, a United Kingdom based limited liability company), a wholly owned subsidiary, which statements reflect total assets of $5,385,760 as of June 30, 2002, and total revenues of $6,957,633 for the year then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for SCIL, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 1, the Company has revised its stockholders' investment at June 30, 2001 from amounts previously reported on by other accountants who have ceased operations to reflect additional revenue from underwriting services which were completed and earned in the fiscal year ended June 30, 2001 and previously not recorded and adjustments to compensation expense related to a long-term compensation plan.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Simmons & Company International and its subsidiaries at June 30, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

PRICEWATERHOUSECOOPERS

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

September 20, 2002

Simmons & Company International
Consolidated Statement of Financial Condition
June 30, 2002

Assets

Cash and cash equivalents	$ 16,313,773
Accounts receivable	8,460,988
Investments in securities at market value	12,083,831
Inventory of securities at market value	176,093
Notes receivable	1,399,788
Furniture, fixtures, equipment and leasehold improvements, net of accumulated depreciation of $4,265,419	2,988,259
Other assets	2,370,280
	$ 43,793,012

Liabilities and Stockholders' Investment

Liabilities:	
Securities sold short	$ 646,991
Accounts payable and accrued liabilities	1,964,084
Accrued salaries and bonuses	13,136,457
Deferred compensation	2,362,660
Notes payable	2,576,722
Minority interest	169,363
Commitments and contingencies	
Stockholders' investment:	
Common stock, par value $.001, 10,000,000 shares authorized; 1,106,570 shares issued and outstanding	1,107
Additional paid-in capital	2,167,403
Retained earnings	20,637,434
Accumulated other comprehensive income, net	130,791
Total stockholders' investment	22,936,735
	$ 43,793,012

The accompanying notes are an integral part of these consolidated financial statements.

Simmons & Company International
Consolidated Statement of Income
Year Ended June 30, 2002

Revenues:	
Performance fees	$ 16,017,901
Noncontingent fees	6,256,328
Other securities revenues	21,163,029
Offering revenues	1,077,613
Losses on investments in securities, net	(714,171)
Interest and dividend income	982,717
Other income	714,705
	45,498,122
Expenses:	
Salaries and bonuses	29,674,668
Employee benefits	1,601,274
Travel and entertainment	2,395,733
Rent	728,929
Interest	125,274
Professional fees	1,691,653
Trading costs	3,500,252
Other general and administrative	6,268,515
	45,986,298
Loss before minority interest in income of consolidated subsidiaries and provision for income taxes	(488,176)
Minority interest in income of consolidated subsidiaries	238,591
Loss before provision for income taxes	(726,767)
Provision for income taxes	682,547
Net loss	(1,409,314)
Currency translation gain	172,173
Comprehensive loss	$ (1,237,141)

The accompanying notes are an integral part of these consolidated financial statements.

Simmons & Company International

Consolidated Statement of Stockholders' Investment

Year Ended June 30, 2002

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount				
Balance, June 30, 2001, as previously reported	1,216,984	$ 1,217	$ 2,067,407	$ 24,277,244	$ (41,382)	$ 26,304,486
Adjustments to beginning balance	-	-	-	1,499,894	-	1,499,894
Balance, June 30, 2001, as adjusted	1,216,984	1,217	2,067,407	25,777,138	(41,382)	27,804,380
Distribution on behalf of stockholders, net	-	-	-	(1,016,279)	-	(1,016,279)
Repurchase and retirement of common stock	(114,637)	(114)	-	(2,714,111)	-	(2,714,225)
Cumulative translation loss	-	-	-	-	172,173	172,173
Issuance of common stock	4,223	4	99,996	-	-	100,000
Net loss	-	-	-	(1,409,314)	-	(1,409,314)
Balance, June 30, 2002	1,106,570	$ 1,107	$ 2,167,403	$ 20,637,434	$ 130,791	$ 22,936,735

The accompanying notes are an integral part of these consolidated financial statements.

Simmons & Company International
Consolidated Statement of Cash Flows
Year Ended June 30, 2002

Cash flows from operating activities:-	
Net loss	$ (1,409,314)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	741,902
Decrease in unrealized gains on investments in securities, net	68,293
Gain on sale of fixed assets	(706,144)
Net realized loss on investments	880,857
Decrease in inventory of securities	226,481
Decrease in temporary investments	7,482,907
Increase in accounts receivable	(2,949,708)
Decrease in other assets	538,227
Increase in securities sold short	642,902
Decrease in accounts payable and accrued liabilities	(1,683,058)
Decrease in accrued salaries and bonuses	(12,478,799)
Decrease in deferred compensation	155,600
Minority interest in subsidiaries, net of distributions	(186,408)
Currency translation gain	172,173
Net cash used in operating activities	(8,504,089)
Cash flows from investing activities:	
Acquisition of investments in securities	(2,598,845)
Proceeds from sale of investments in securities	10,092,699
Principal applied on note receivable	372,408
Proceeds from sale of fixed assets	850,000
Acquisition of furniture, fixtures, equipment and leasehold improvements	(494,479)
Net cash provided by investing activities	8,221,783
Cash flows from financing activities:	
Issuance of common stock	100,000
Repurchase of common stock	(2,714,225)
Distributions on behalf of stockholders	(1,016,279)
Repayment of notes payable	(909,885)
Increase in note payable	1,177,093
Net cash used in financing activities	(3,363,296)
Net decrease in cash and cash equivalents	(3,645,602)
Cash and cash equivalents, beginning of year	19,959,375
Cash and cash equivalents, end of year	$ 16,313,773
Supplemental cash flow information:	
Interest paid	$ 155,942
Income taxes paid	$ 531,556

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Summary of Significant Accounting Policies

Nature of Business

Simmons & Company International (the Company), a Texas corporation formed in 1974, provides investment banking services to the energy industry. The Company is a broker/dealer registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. On April 7,1999, the Company entered into a clearing agreement with Nations Bank Montgomery Securities (now called Bank of America Securities), a division of Bank of America (the Clearing Broker), whereby the Company acts as an "introducing broker" that introduces all securities transactions and accounts of customers to a clearing broker, a broker/dealer that carries such accounts on a fully disclosed basis. Additionally, the Company acts as a market maker for certain securities. The Company is registered as an investment advisor and acts as subadvisor to a registered investment company. The Company has three majority-owned or majority-controlled subsidiaries, SCI Aviation, LLC (Aviation), Oilfield Aviation-M, LLC (OAM) and Simmons & Company International Limited (SCIL), a United Kingdom-based limited liability company that is a broker/dealer registered with the Securities and Futures Authority, which provides investment banking services to the energy industry in the European economic community. The Company owns 99 percent of Aviation, 50 percent of OAM and 100 percent of SCIL.

For federal income tax purposes, the Company is a Subchapter S Corporation and its subsidiaries, Aviation, OAM and SCIL, are limited liability companies.

Basis of Presentation

For the year ended June 30, 2002, the financial statements present the consolidated accounts of the Company and its three subsidiaries. All significant intercompany transactions and accounts have-been eliminated.

Recognition of Revenue

Depending upon the nature and size of the project, performance fee revenue is recognized when services for the transactions are determined to be completed. Noncontingent fee revenue represents consultation services for which revenue is recognized at the time the services are performed. Offering revenues represent fees earned for participation in securities offerings in which the firm acts as an underwriter or agent. Offering revenues that are immediately determinable, such as management fees and selling concessions, are recognized upon the effective date of the offering and other offering revenues are recorded when such amounts can reasonably be estimated. Other securities revenues primarily represent revenues from market-making activities and commissions earned upon execution of transactions on behalf of customers. Such revenues are recognized on a trade-date basis.

Investments

The Company carries its investments in securities, inventory of securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statement of income. The value of investments in public securities are determined by quoted market prices. Fair values of investments in nonpublic companies are determined by management of the Company. In

assessing fair values of nonpublic companies, the Company's management has followed valuation guidelines that are generally accepted in the venture capital industry, which include factors such as original cost, multiples of earnings, book value and cash flow, among others. Due to the inherent uncertainty of such valuations, the values estimated by management may differ significantly from the values that would have been used had a ready market for the investments existed, and the differences could be material.

Property and Equipment
Property and equipment are carried at cost, net of accumulated depreciation. Depreciation expense is provided using the straight-line method and accelerated (MACRS) methods over the estimated useful lives of the related assets. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the estimated useful life or the term of the respective lease. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in earnings.

Cash and Cash Equivalents
For purposes of the consolidated statement of cash flows, cash and cash equivalents are deemed to include cash held in banks and other temporary cash investments with maturities of three months or less at the date of acquisition.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation
The financial statements of the Company's foreign subsidiary, SCIL, are measured using the local currency as the functional currency. Assets and liabilities of SCIL are translated at exchange rates as of the balance sheet date. Revenues and expenses are translated at average rates of exchange in effect during the year. The resulting foreign currency transaction gains and losses are included in other comprehensive income (loss).

Deferred Compensation
The Company has a deferred compensation arrangement for certain key executives which generally provides for payments of cash, options and stock of the Company. The cash is paid over a three-year period from June 30, 2001 to June 30, 2003 of 20 percent, 30 percent and 50 percent, respectively, providing the executive remains employed with the Company. The options fully vest on September 15, 2003, have an exercise price equal to the book value of the stock on the date of issuance and have a 10 year life. The stock vests on September 15, 2003. The amount accrued under this arrangement was $2,362,660 at June 30, 2002.

Restatement
During 2002, the Company restated its 2001 stockholders' investment for adjustments related to offering fee revenue and long-term compensation expense. The effect of those adjustments were to increase stockholder's investment by $1,499,894.

2. Investment in Securities at Market Value

The Company owns certain securities which were received as consideration for services rendered. Such securities were initially recorded at the quoted or estimated fair market value of the securities at the date of conveyance, which was used to measure the value of services rendered.

Investments in equity securities at June 30, 2002, are as follows:

Marketable securities	$ 8,858,247
Nonmarketable securities	3,225,584
	$ 12,083,831

The aggregate cost of investments held at June 30, 2002, was $8,017,632. At June 30, 2002, investments in nonmarketable securities included the estimated value of the After-Payout Interest, as defined, of SCF Partners of $945,820 (see Note 10).

3. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate that value:

a. The carrying amounts of cash and cash equivalents approximate fair value because of the short maturity of those instruments.

b. The carrying amounts of accounts receivable, accounts payable and accrued liabilities, and accrued salaries and bonuses approximate their fair values due to the short maturity of these items.

c. A note receivable from a stockholder, as well as notes payable to a stockholder and a third party at June 30, 2002, have not been valued. As there is no ready market for these instruments and as they were not negotiated based on an arm's-length transaction, no fair value has been estimated.

d. The Company carries its investments in securities, inventory in securities (i.e., securities with a long position) and securities sold short at fair value with increases or decreases in value reflected currently in the consolidated statement of income (see Note 1).

4. Property and Equipment

As of June 30, 2002 the Company's furniture, fixtures, equipment and leasehold improvements balances were as follows:

		Estimated useful life
Furniture and fixtures	$ 2,136,653	7 years
Leasehold improvements	1,859,438	Life of lease
Building and additions	1,394,483	39 years
Computer equipment	1,843,213	5 years
Other	19,891	7 years
Accumulated depreciation and amortization	(4,265,419)	
Net	$ 2,988,259	

Depreciation expense on property and equipment was $741,902 for the year ended June 30, 2002.

5. Stockholders' Investment

Stockholders of the Company have entered into a stockholders' agreement which provides that the Company shall have the right of first refusal with respect to any disposition of shares of the common stock of the Company.

The Fully Diluted Net Book Value of common stock of the Company, as defined in the December 31, 1996, stockholders' agreement, on a per share basis, assuming payments of tax liabilities allocable to stockholders and reimbursements from the stockholders for the distributions paid in excess of their allocated tax liability, is as follows as of June 30, 2002:

Stockholders' investment	$ 22,936,735
Distributions receivable for tax liability allocable to stockholders	5,554,592
Aggregate value of exercisable stock options included in the Fully Diluted Net Book Value at year-end	712,400
	$ 29,203,727
Shares of common stock outstanding	1,106,570
Exercisable stock options outstanding at year-end	100,000
Fully diluted shares of common stock outstanding, as defined	1,206,570
Fully diluted net book value per common share, as defined	$ 24.20

The Simmons & Company International Stock Option Plan (the Plan) allows the Company to grant options to eligible employees for the purchase of up to 1,000,000 shares of common stock. The options vest three to five years after date of grant, and the weighted average remaining contractual life of the options outstanding at June 30, 2002, is 6.64 years. At June 30, 2002, 100,000 shares were exercisable.

The following table summarizes aggregate stock option activity for the Plan for the year ended June 30, 2002:

	Shares	Exercise price per share	Weighted average price per share
Options outstanding at June 30, 2001	703,121	$7.124 - $22.53	$ 17.176
Granted	-		-
Forfeited	(119,606)		17.065
Options outstanding at June 30, 2002	583,515		$ 17.249

The Company accounts for the Plan in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for the stock option awards if certain conditions are met. In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which was effective for years beginning after December 15, 1995. Had compensation cost been recorded in accordance with SFAS No. 123, the Company's net loss and Fully Diluted Net Book Value per common share, as defined, would have been $(2,207,155) and $21.78, respectively, for the year ended June 30, 2002. The Company assumed an average risk free rate of 5.8%. The Company did not consider volatility in its SFAS No. 123 calculations as the Company is a private company.

6. Federal Income Taxes

As discussed in Note 1, the Company has elected the tax status allowed for Subchapter S Corporations. Net losses of $(2,778,437) in fiscal 2002 are passed through to the stockholders of the Company and, accordingly, no provision for income taxes has been provided by the Company. Distributions of $1,016,279 were made on behalf of the individual stockholders for estimated tax payments in 2002 and were charged against stockholders' investment.

The Company's subsidiaries, Aviation and OAM, pass all gains or losses directly to the individual stockholders where such gains or losses are included in the individual stockholders' tax returns. As a result of this election, taxes payable in future periods for the Company and its subsidiaries, Aviation and OAM, are the liabilities of the stockholders.

The Company's subsidiary SCIL is a separate taxable entity that pays income taxes in the United Kingdom, where they are registered. A provision of $682,547 has been provided for federal income taxes from SCIL for fiscal 2002.

7. Notes Payable

Notes payable at June 30, 2002, are as follows:

Stockholder, unsecured, 6.61%, principal and interest of $104,984 due annually through 2007	$ 434,989
Stockholder, unsecured, 6.70%, principal and interest of $19,090 due annually through 2007	78,908
Stockholder, unsecured, 7.54%, principal and interest of $219,154 due annually through 2007	885,732
Third party, unsecured, principal of interest at 10.00% on the unpaid principal due at specified dates from 2002 through 2004	1,177,093
	$ 2,576,722

During fiscal 1993, notes payable aggregating $2,966,000 were issued to a stockholder in lieu of payment for the purchase of the majority of such stockholder's remaining interest in the Company. Principal payments of $226,129 were made in fiscal 2002 on these notes. Such notes are unsecured and may be offset against any amounts receivable from such stockholder (see Note 10).

Scheduled payments of principal on the Company's notes payable for each of the next five years are as follows:

Year ending June 30	
2003	$ 1,102,058
2004	577,300
2005	278,571
2006	298,637
2007	320,156
	$ 2,576,722

8. Commitments and Contingencies

Operating Leases

The Company has entered into operating leases for office space extending through June 2008, which provide for minimum future lease payments as follows, subject to annual escalations of operating expenses of the building:

Year ending June 30	
2003	$ 822,197
2004	830,923
2005	836,159
2006	844,885
2007	850,121
Thereafter	654,832
	$ 4,839,117

The Company incurred rent expense of $728,929 for the year ended June 30, 2002.

Clearing Agreement

Pursuant to the terms of the clearing agreement between the Company and the Clearing Broker, the Company is required to maintain, among other things, (a) a collateral account with the Clearing Broker with a market value of at least $100,000, (b) net capital computed in accordance with Rule 15c3-1 of the Securities Exchange Act of 1934 of at least $1,000,000, which is less than the $1,094,416 required by Rule 15c3-1 as of June 30, 2002, and (c) a ratio of aggregate indebtedness, as defined, to net capital of 15 to 1 or less. At June 30, 2002, the balance of the collateral account maintained with the Clearing Broker was $100,000 and the Company's net capital and ratio of aggregate indebtedness to net capital was $1,854,841 and 8.85 to 1, respectively (see Note 11).

Subordination Agreements

Some stockholders have entered into subordination agreements-with-the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. Such subordinated amounts totaled $1,675,000 as of June 30, 2002.

Market Risks and Credit Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet credit and market risks in the event the customer is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

The Company seeks to control the risks associated with their customer's activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company is contingently liable for any customer account deficits with the Clearing Broker which are not otherwise satisfied. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to

deposit additional collateral or to reduce positions when necessary.

As part of its investment strategy, the Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance sheet market risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

9. Employee Profit Sharing Plan

The Company maintains a profit-sharing plan for the benefit of its employees. In addition, during fiscal 1997, the Company created a money purchase pension plan. A trust company serves as trustee of the plans, and investment decisions are made by the participants. Annually, the Company contributes 5% of each participant's total compensation to the money purchase pension plan and up to 15% of total compensation of participating employees to the profit-sharing plan. The total annual addition for each participating employee is limited to the lesser of 25% of total compensation or $30,000. The employees' share of Company contributions vests over a six-year period, and forfeited nonvested benefits are allocated to existing plan members upon termination of a plan member. The Company contributed $433,846 to the plans in fiscal 2002.

10. Related Parties

During fiscal 1993, the Company sold its investment in SCF Partners, as well as its investment in the partnerships for which SCF Partners is the general partner, to a stockholder for $2,966,000 and the right to receive a 20 percent interest in the After Payout Interests, as defined. The Company received a note receivable which provides for annual payments of principal and interest at 7.2% through 2007. This note receivable may be offset against notes payable to the stockholder (see Note 7). A principal payment of $226,158 was received in fiscal 2002.

At June 30, 2002, the Company had $658,000 of receivables from certain stockholders and employees.

11. Net Capital Requirement

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. Such rules prohibit a broker/dealer from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1.

At June 30, 2002, the Company's net capital ratio, as defined, was 8.85 to 1 and its net capital was $1,854,841, which was $760,425 in excess of its minimum requirement of $1,094,416.

Certain stockholders have entered into subordination agreements with the Company effectively subordinating any bonuses payable to such stockholders to the claims of general creditors. As these subordination agreements are not subject to satisfactory subordination agreements as-defined in Appendix (D) 17 CFR 240.15c3-1(d), they have not been

included as a component of the Company's net capital. However, they have been excluded from the calculation of aggregate indebtedness pursuant to Rule 15c3-1.

12. Omission of Certain Reports

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 1 7a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the Clearing Broker which carries all of the accounts of the customers and thus qualifies under the (k)(2)(ii) exemption from such requirements.

A statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements since the liabilities subordinated to the claims of creditors are not subject to satisfactory subordination agreements (see Note 11).

13. Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

A reconciliation of amounts reported herein to amounts reported by the Company on amended FOCUS report filed with the Securities and Exchange Commission with respect to methods of consolidation is as follows:

	Amended FOCUS report	Subsidiaries consolidated, eliminations and reclassifications	Financial statements
Assets:			
Cash and cash equivalents	$ 11,988,882	$ 4,324,891	$ 16,313,773
Receivables	8,639,500	(178,512)	8,460,988
Investments at fair value	12,083,831		12,083,831
Inventory at fair value	176,093		176,093
Note receivable	1,399,788		1,399,788
Fixed assets, net	2,811,203	177,056	2,988,259
Other assets	4,575,663	(2,205,383)	2,370,280
Total assets	$ 41,674,960	$ 2,118,052	$ 43,793,012
Liabilities:			
Securities sold short	$ 646,991		$ 646,991
Accounts payable, accrued liabilities and accrued salaries and bonuses and deferred compensation	15,514,512	$ 1,948,689	17,463,201
Notes payable	2,576,722		2,576,722
Minority interest		169,363	169,363
Total liabilities	$ 18,738,225	$ 2,118,052	$ 20,856,277

Supplemental Schedules

Simmons & Company International
Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
June 30, 2002

Net capital:	
Stockholders' investment	$ 22,936,735
Less: Nonallowable assets	
Trade accounts receivable	7,237,403
Fixed assets, net	2,811,203
Other receivables	
Nonmarketable securities	3,225,584
Notes receivable and other assets	5,975,851
	3,686,694
Less: Haircuts	
Other securities	1,418,631
Undue concentration	413,222
Net capital	$ 1,854,841
Aggregate indebtedness:	
Total aggregate indebtedness liabilities	$ 16,416,234
Net capital requirements	$ 1,094,416
Net capital in excess of required amount	$ 760,425
Ratio of aggregate indebtedness to net capital	8.85

The above computation agrees with the computation of net capital under Rule 15c3-1 as of June 30, 2002, filed with the Securities and Exchange Commission by the Company on Part IIA of Amended unaudited FOCUS report.

Schedule II

Simmons & Company International
Computation for Determination of Reserve Requirements Under Rule 15c3-3
June 30, 2002

The Company is exempt from reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as the Company is an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

During the year ended June 30, 2002, in the opinion of management, the Company has maintained compliance with the conditions for exemption specified in paragraph (k)(2)(ii) of Rule 15c3-3. See Note 11 of notes to the consolidated financial statements.

Report of Independent Accountants
on
Internal Accounting Control

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PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

Independent Public Accountants' Supplementary Report on Internal Accounting Control

To the Board of Directors and Stockholders of
Simmons & Company International:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Simmons & Company International (the Company) for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(b)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

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achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the board of directors, stockholders, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

September 20, 2002

PRICEWATERHOUSECOOPERS

Simmons & Company International

Consolidated Financial Statements and Supplementary Information

June 30, 2002